SCHEDULE 13G
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No.__)*

VISION INDUSTRIES CORP.
(Name of Issuer) Common Stock, $.001 par value
(Title of Class of Securities) 92835C 101
(CUSIP Number) June 30, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 92835C 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,245,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,245,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,245,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9%
12	TYPE OF REPORTING PERSON (See Instructions) FI

Page 2 of 10 Pages

CUSIP No. 92835C 101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Novium AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,245,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,245,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,245,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9%
12	TYPE OF REPORTING PERSON (See Instructions) FI

Page 3 of 10 Pages

CUSIP No. 92835C 101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Brückner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland and Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,245,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,245,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,245,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 10 Pages

CUSIP No. 92835C 101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Raul Cortes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,245,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,245,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,245,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 10 Pages

Item 1(a)                Name of Issuer:

Vision Industries Corp. (the “Company”)

Item 1(b)                Address of Issuer’s Principal Executive Offices:

120 Eucalyptus Drive
El Segundo, California 90245

Item 2(a)                Name of Person Filing:

This Schedule 13G is being filed jointly by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund, Novium AG, Paolo Brückner and Raul Cortes (the “Reporting Persons”).

Item 2(b)                Address of Principal Business Office or, if None, Residence:

Name	Business Address
Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund	Level 6, The Mall Offices Floriana, FRM 1470 Malta
Novium AG	Seestrasse 45 8702 Zollikon, Switzerland
Paolo Brückner	Seestrasse 45 8702 Zollikon, Switzerland
Raul Cortes	Seestrasse 45 8702 Zollikon, Switzerland
Item 2(c)                Citizenship:

Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund is organized under the laws of Malta as a multi-fund public limited liability company with variable share capital (SICAV) pursuant to the Companies Act (Chapter 386 of the Laws of Malta).  Novium AG is formed under the laws of Switzerland and has its domicile in the Canton of Zurich, Switzerland.  Paolo Brückner has dual citizenship of Switzerland and Italy.  Raul Cortes is a Spanish citizen with permanent residency in Switzerland.

Item 2(d)                Title of Class of Securities:

Common Stock, $001 per share

Item 2(e)                CUSIP Number:

92835C 101

Page 6 of 10 Pages

Item 3.                   If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:   N/A

(a) [  ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [  ] Bank as defined in section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940;

(e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                   Ownership.

Each of the Reporting Persons may be deemed to beneficially own 8,245,777 shares of Common Stock, or 17.9% of the 46,159,016 shares that the Company reported as outstanding in its Form 10-Q report for the quarterly period ended September 30, 2011.

Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund is an investment fund owned by many investors throughout the world.  Novium AG is the investment manager of Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and may be deemed to have shared power to vote and investment discretion over securities owned by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund.  Paolo Brückner is the owner of a majority of the voting shares of Novium AG may be deemed to have shared power to vote and investment discretion over securities owned by Novium AG.  Raul Cortes is the asset manager of Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund and may be deemed to have shared power to vote and investment discretion over securities owned by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund.  The foregoing should not be construed in and of itself as an admission that any of the Reporting Persons other than Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund is the beneficial owner of securities owned by Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund.

Page 7 of 10 Pages

Item 5.                   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].     N/A

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Investors in Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund have the right to receive dividends, interest and the proceeds of sale of securities owned by it.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 21, 2011, by and among Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund, Novium AG, Paolo Brückner and Raul Cortes.

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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned each hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 2011

Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund

By /s/ Paolo Brückner

Novium AG

By /s/ Paolo Brückner

By /s/ Raul Cortes

/s/ Paolo Brückner
Paolo Brückner

/s/ Raul Cortes
Raul Cortes

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